Exhibit 99.1

Qutoutiao Inc. Reports Third Quarter 2018 Unaudited Financial Results

SHANGHAI, November 12, 2018 (GLOBE NEWSWIRE) — Qutoutiao Inc. (“Qutoutiao”, the “Company” or “We”) (NASDAQ: QTT), an innovative and fast growing mobile content platform in China, today announced its unaudited financial results for the third quarter ended September 30, 2018.

Third Quarter 2018 Highlights

•	Average DAUs[1] reached 21.3 million, representing an increase of 229.0% from 6.5 million in the third quarter of 2017 and an increase of 69.1% from 12.6 million in the previous quarter.

•

Average daily time spent per DAU reached 55.9 minutes, representing an increase of 64.4% from 34.0 minutes in the third quarter of 2017 and an increase of 18.9% from 47.0 minutes in the previous quarter.

•	Net revenues increased by 520.3% to RMB977.3 million (US$142.3 million) from RMB157.6 million in the third quarter of 2017, and by 103.0% from RMB481.4 million in the previous quarter.

Mr. Eric Siliang Tan, Co-founder and Executive Chairman of Qutoutiao, commented, “We are pleased to report solid business results this quarter. Average DAUs increased 229.0% year-over-year to 21.3 million in the quarter, which demonstrates our ability to attract and serve users, especially those from lower-tier cities in China.”

“We see significant potential in this market,” Mr. Tan continued, “and our goal is to become a major gateway to the mobile internet for users from lower-tier cities and a key access-point for businesses that want to tap into such users. To achieve this goal, we will continue to improve the quality and breadth of our content, refine our content recommendation technology and selectively expand into new content formats that appeal to our target users, all with the aim of enhancing our user experience.”

Mr. Jingbo Wang, Director and Chief Financial Officer of Qutoutiao, said, “Driven by a rapidly expanding user base and improved monetization efficiency, we saw a strong increase in net revenues this quarter, rising 520.3% year-over-year and 103.0% quarter-over-quarter to RMB977.3 million. Our current net loss is in line with management’s expectations, as we continue to focus on acquiring users. Our operational cash flow remains healthy, and we continue to enjoy a strong balance sheet.”

Third Quarter 2018 Financial Results

Net revenues for the third quarter of 2018 were RMB977.3 million (US$142.3 million), an increase of 520.3% from RMB157.6 million in the same period of 2017.

Advertising revenues were RMB896.5 million (US$130.5 million) in the third quarter of 2018, an increase of 472.3% from RMB156.7 million in the same period of 2017, primarily due to increases in the Company’s average DAUs, average daily time spent per DAU and the Company’s ability to monetize user traffic.

[1]

“DAUs” refers to the number of unique mobile devices that accessed a mobile application on a given day. “Average DAUs” for a particular period is the average of the total DAUs of mobile applications operated by the Company on each day during that period.

Other revenues were RMB80.9 million (US$11.8 million) in the third quarter of 2018, a significant increase from RMB0.9 million in the same period of 2017. Other revenues primarily represent revenues from online marketing platform services, and the increase was driven by the expanding scale and increasing sophistication of the Company’s advertising platform.

Cost of revenues were RMB153.8 million (US$22.4 million) in the third quarter of 2018, an increase of 638.4% from RMB20.8 million in the same period of 2017, primarily attributable to increases in content procurement costs and in salaries and benefits associated with an increase in the number of employees responsible for content management.

Gross profit was RMB823.5 million (US$119.9 million) in the third quarter of 2018, an increase of 502.3% from RMB136.7 million in the same period of 2017. Gross margin was 84.3%, compared with 86.8% in the same period of 2017.

Research and development expenses were RMB80.2 million (US$11.7 million) for the third quarter of 2018, a significant increase from RMB3.9 million for the third quarter of 2017, primarily due to the Company’s efforts to enhance technology capabilities, more specifically, the Company’s content recommendation technology.

Sales and marketing expenses were RMB1,045.0 million (US$152.1 million) for the third quarter of 2018, an increase of 659.8% from RMB137.5 million for the third quarter of 2017, primarily attributable to our continued efforts in acquiring users and the increased cost of the loyalty program due to the Company’s enlarged user base.

General and administrative expenses were RMB741.6 million (US$108.0 million) for the third quarter of 2018, a significant increase from RMB6.8 million for the third quarter of 2017, mainly due to share-based compensation expenses of RMB717.7 million (US$104.5 million) recognized for the third quarter of 2018. The majority of such expenses were one-off charges in relation to the share restriction deeds entered into by certain co-founders of the Company in January 2018, pursuant to which certain ordinary shares beneficially owned by such co-founders became restricted shares and were to be vested. Upon completion of the Company’s initial public offering in September 2018, all the remaining restricted shares were immediately vested and the associated and unrecognized share-based compensation expenses of RMB649.7 million were recorded.

Net loss was RMB1,033.4 million (US$150.5 million) for the third quarter of 2018, compared with a net loss of RMB11.5 million in the same period of 2017.

Non-GAAP net loss was RMB298.4 million (US$43.5 million), compared with Non-GAAP net loss of RMB10.7 million in the third quarter of 2017.

Net loss attributable to ordinary shareholders was RMB1,055.1 million (US$153.6 million), compared with RMB11.5 million in the same quarter of 2017. Non-GAAP net loss attributable to ordinary shareholders was RMB320.1 million (US$46.6 million), compared with RMB10.7 million in the same period of 2017.

Basic and diluted net loss per American Depositary Share (“ADS”) were RMB8.97 (US$1.31). Non-GAAP basic and diluted net loss per ADS were RMB2.72 (US$0.40). Each four ADSs represent one Class A ordinary share of the Company.

Balance Sheets and Cash Flows

As of September 30, 2018, the Company had cash, cash equivalents and short-term investments of RMB2,476.7 million (US$360.6 million), compared with RMB1,776.6 million as of June 30, 2018.

Net cash used in operating activities was RMB75.3 million (US$11.0 million) for the third quarter of 2018. Net loss for the third quarter of 2018 was RMB1,033.4 (US$150.5 million). While the Company incurred losses for the third quarter of 2018, it used a significantly lower amount of cash in operating activities.

Initial Public Offering (“IPO”)

In September 2018, the Company successfully completed its IPO of 13,800,000 ADSs (including 1,800,000 ADSs sold upon the full exercise of the underwriters’ over-allotment option), at a price of US$7.00 per ADS for a total offering size of approximately US$96.6 million. The net proceeds raised from the IPO were RMB587.9 million (US$85.8 million).

Appointment of Director

The Company announced that Mr. Yongbo Dai was appointed as a director, effective November 12, 2018. Mr. Dai currently serves as general manager of Shenzhen Paladin Equity Investment Co., Ltd., director of Essence Fund Management Co., Ltd., and supervisor of China Securities Credit Investment Co., Ltd. Mr. Dai served as director and general manager of Guangzhou Shunlu Engineering Advisory Co., Ltd. from June 2017 to June 2018, and executive general manager in the investment banking division of Shenyin Wanguo Securities Co., Ltd. from January 2013 to March 2015. He holds a master’s degree in accounting from Shanghai University of Finance and Economics and a bachelor’s degree in accounting from University of Shanghai for Science and Technology.

Business Outlook

For the fourth quarter of 2018, the Company currently expects:

•	Net revenue to be between RMB1.2 billion and RMB1.25 billion.

The above outlook is based on the current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, and customer demand, which are all subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on November 12, 2018 (9:00 p.m. Beijing/Hong Kong time on November 12, 2018).

Dial-in details for the live conference call are as follows:

United States:	+1-845-675-0437
United States (toll free):	+1-866-519-4004
Hong Kong:	+852-3018-6771
Hong Kong (toll free):	800-906-601
China:	400-620-8038
International:	+65-6713-5090
Conference ID:	3379358

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.qutoutiao.net.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until November 19, 2018, by dialing the following telephone numbers:

United States:	+1-646-254-3697
Hong Kong :	+852-3051-2780
China:	400-632-2162
International:	+61-2-8199-0299
Replay Access Code:	3379358

About Qutoutiao Inc.

Qutoutiao, meaning “fun headlines” in Chinese, is an innovative and fast growing mobile content platform in China with a mission to bring fun and value to its users. Qutoutiao applies artificial intelligence-based algorithms to deliver customized feeds of articles and short videos to users based on their unique profiles, interests and behaviors. Qutoutiao has fostered a large and fast growing group of loyal users, many of which are from lower-tier cities in China. They enjoy Qutoutiao’s fun and entertainment-oriented content as well as its social-based loyalty program.

For more information, please visit: https://ir.qutoutiao.net.

Use of Non-GAAP Financial Measures

We use non-GAAP net loss, non-GAAP net loss attributable to Qutoutiao Inc. and non-GAAP net loss attributable to ordinary shareholders, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. Non-GAAP net loss represents net loss before share-based compensation expenses; non-GAAP net loss attributable to Qutoutiao Inc. represents net loss attributable to Qutoutiao Inc. before share-based compensation expenses; and non-GAAP net loss attributable to ordinary shareholders represents net loss attributable to ordinary shareholders before share-based compensation expenses. We believe that such non-GAAP financial measures help identify underlying trends in our business that could otherwise be distorted by the effect of such share-based compensation expenses that we include in cost of revenues, total operating expenses and net loss. We believe that such non-GAAP financial measures also provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to net loss or any other measure of performance prepared in accordance with U.S. GAAP or as an indicator of our operating performance. We mitigate these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating our performance. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.8680 to US$1.00, the rate in effect as of September 28, 2018 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Qutoutiao’s beliefs, plans and expectations, are forward-looking statements. Among other things, the “Business Outlook” section and quotations from management in this announcement, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qutoutiao’s strategies; Qutoutiao’s future business development, financial condition and results of operations; Qutoutiao’s ability to retain and increase the number of users and provide quality content; competition in the mobile content feed industry; Qutoutiao’s ability to manage its costs and expenses; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing Further information regarding these and other risks is included in Qutoutiao’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Qutoutiao does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Qutoutiao Inc.

Investor Relations

Tel: +86-21-6858-3790

E-mail: ir@qutoutiao.net

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-5730-6202

E-mail: qutoutiao@tpg-ir.com

In the United States:

Qutoutiao Inc.

Oliver Yucheng Chen

E-mail: oliver@qutoutiao.net

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: qutoutiao@tpg-ir.com

QUTOUTIAO INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in RMB, or otherwise noted)

	As of December 31,	As of September 30,
	2017	2018
	RMB	RMB
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	278,458,413	2,325,124,941
Short-term investments	129,770,000	151,560,560
Accounts receivable, net	43,250,595	42,968,716
Prepayment to a related party	—	26,013,160
Prepayments and other current assets	14,728,734	162,172,091

Total current assets	466,207,742	2,707,839,468

Non-current assets:
Property and equipment, net	4,614,062	10,718,844
Goodwill	—	7,268,330
Other non-current assets	5,758,946	49,912,351

Total non-current assets	10,373,008	67,899,525

Total assets	476,580,750	2,775,738,993

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ (DEFICIT)/EQUITY
Current liabilities:
Accounts payable	14,992,741	90,271,998
Amount due to a related party	—	4,346,331
Registered users’ loyalty payable	20,977,138	137,011,055
Advance from advertising customers	39,864,599	203,649,962
Salary and welfare payable	5,642,884	23,133,700
Tax payable	21,343,600	66,142,666
Accrued liabilities related to users’ loyalty programs	187,003,469	159,547,930
Accrued liabilities and other current liabilities	21,421,639	211,290,958

Total current liabilities	311,246,070	895,394,600

Total liabilities	311,246,070	895,394,600

Total mezzanine equity	273,894,691	—

Shareholders’ (deficit)/equity
Ordinary shares	15,723	41,547
Additional paid-in capital	8,856,316	3,649,861,787
Accumulated other comprehensive income/(loss)	24,651	(11,993,003)
Accumulated deficit	(117,456,701)	(1,754,723,633)

Total Qutoutiao Inc. shareholders’ (deficit)/equity	(108,560,011)	1,883,186,698

Non-controlling interest	—	(2,842,305)
Total (deficit)/equity	(108,560,011)	1,880,344,393

Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	476,580,750	2,775,738,993

QUTOUTIAO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF

OPERATIONS

(All amounts in RMB, except ADS and per ADS data, or otherwise noted)

	For the three months ended			For the nine months ended
	September 30 2017	June 30 2018	September 30 2018	September 30 2017	September 30 2018
	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)
Advertising revenue	156,653,461	439,206,884	896,464,500	263,001,450	1,566,335,395
Other revenue	907,153	42,233,643	80,853,332	1,832,549	128,817,169

Net revenues	157,560,614	481,440,527	977,317,832	264,833,999	1,695,152,564
Cost of revenues	(20,831,387)	(82,026,600)	(153,821,888)	(31,153,176)	(299,815,099)

Gross profit	136,729,227	399,413,927	823,495,944	233,680,823	1,395,337,465

Operating expenses:
Research and development expenses	(3,943,276)	(43,215,540)	(80,230,784)	(6,917,740)	(143,143,162)
Sales and marketing expenses	(137,530,584)	(474,095,711)	(1,044,965,206)	(251,599,705)	(1,881,905,048)
General and administrative expenses	(6,788,951)	(101,542,677)	(741,648,292)	(15,673,980)	(935,534,269)

Total operating expenses	(148,262,811)	(618,853,928)	(1,866,844,282)	(274,191,425)	(2,960,582,479)

Loss from Operations	(11,533,584)	(219,440,001)	(1,043,348,338)	(40,510,602)	(1,565,245,014)

Interest income	77,471	4,732,128	8,986,275	384,859	14,374,974
Foreign exchange related gains, net	—	2,889,500	1,237,458	—	3,335,520
Others, net	(4,911)	(11,918)	(320,283)	(10,562)	(345,881)

Loss before income tax expenses	(11,461,024)	(211,830,291)	(1,033,444,888)	(40,136,305)	(1,547,880,401)
Income tax expenses	—	—	—	—	—
Net loss	(11,461,024)	(211,830,291)	(1,033,444,888)	(40,136,305)	(1,547,880,401)

Net loss attributable to non-controlling interests	—	—	2,842,305	—	2,842,305
Net loss attributable to Qutoutiao Inc.	(11,461,024)	(211,830,291)	(1,030,602,583)	(40,136,305)	(1,545,038,096)

Accretion to convertible redeemable preferred shares redemption value	—	(44,003,718)	(42,843,201)	—	(101,806,744)
Gain on repurchase of preferred shares*	—	—	18,332,152	—	18,332,152
Deemed dividend to preferred shareholders	—	—	—	—	(1,916,871)

Net loss attributable to Qutoutiao Inc.’s ordinary shareholders	(11,461,024)	(255,834,009)	(1,055,113,632)	(40,136,305)	(1,630,429,559)

Net loss	(11,461,024)	(211,830,291)	(1,033,444,888)	(40,136,305)	(1,547,880,401)
Other comprehensive loss/(income):
Foreign currency translation adjustment, net of nil tax	—	(14,062,923)	544,476	—	(12,017,654)

Total comprehensive loss	(11,461,024)	(225,893,214)	(1,032,900,412)	(40,136,305)	(1,559,898,055)
Comprenhensive loss attributable to non-controlling interests	—	—	2,842,305	—	2,842,305

Comprehensive loss attributable to Qutoutiao Inc.	(11,461,024)	(225,893,214)	(1,030,058,107)	(40,136,305)	(1,557,055,750)

Net loss per ADS (1 Class A ordinary share equals 4 ADSs):
— Basic and diluted	(0.12)	(2.62)	(8.97)	(0.42)	(15.69)
Weighted average number of ADS used in computing basic and diluted earnings per ADS:
— Basic and diluted	96,250,000	97,656,592	117,604,564	96,250,000	103,915,274

*Note: Gain on repurchase of Series C1 preferred shares represent the difference between the fair value of the consideration transferred to the holder and the carrying value of preferred shares upon the repurchase date. Such difference was credited to accumulated deficit and added to earnings available to ordinary shareholders.

QUTOUTIAO INC.

Reconciliations of GAAP And Non-GAAP Results

(All amounts in RMB, except ADS and per ADS data, or otherwise noted)

	For the three months ended			For the nine months ended
	September 30 2017	June 30 2018	September 30 2018	September 30 2017	September 30 2018
	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)	RMB (Unaudited)
Net loss	(11,461,024)	(211,830,291)	(1,033,444,888)	(40,136,305)	(1,547,880,401)
Add: Share-based compensation expenses
Cost of revenue	211,350	851,249	2,111,603	310,775	3,541,184
General and administrative	40,705	90,632,466	717,726,321	59,854	891,567,244
Sales and marketing	210,686	2,166,503	3,198,778	309,799	6,591,956
Research and development	295,707	5,411,653	11,967,731	434,817	18,687,524
Non-GAAP net loss	(10,702,576)	(112,768,420)	(298,440,455)	(39,021,060)	(627,492,493)

Net loss attributable to Qutoutiao Inc.	(11,461,024)	(211,830,291)	(1,030,602,583)	(40,136,305)	(1,545,038,096)
Add: Share-based compensation expenses
Cost of revenue	211,350	851,249	2,111,603	310,775	3,541,184
General and administrative	40,705	90,632,466	717,726,321	59,854	891,567,244
Sales and marketing	210,686	2,166,503	3,198,778	309,799	6,591,956
Research and development	295,707	5,411,653	11,967,731	434,817	18,687,524
Non-GAAP net loss attributable to Qutoutiao Inc.	(10,702,576)	(112,768,420)	(295,598,150)	(39,021,060)	(624,650,188)

Net loss attributable to ordinary shareholders	(11,461,024)	(255,834,009)	(1,055,113,632)	(40,136,305)	(1,630,429,559)
Add: Share-based compensation expenses
Cost of revenue	211,350	851,249	2,111,603	310,775	3,541,184
General and administrative	40,705	90,632,466	717,726,321	59,854	891,567,244
Sales and marketing	210,686	2,166,503	3,198,778	309,799	6,591,956
Research and development	295,707	5,411,653	11,967,731	434,817	18,687,524
Non-GAAP net loss attributable to ordinary shareholders	(10,702,576)	(156,772,138)	(320,109,199)	(39,021,060)	(710,041,651)

Non-GAAP net loss per ADS (1 Class A ordinary share equals 4 ADSs):
Basic and diluted	(0.11)	(1.61)	(2.72)	(0.41)	(6.83)
Weighted average number of ADS used in computing basic and diluted earnings per ADS
Basic and diluted	96,250,000	97,656,592	117,604,564	96,250,000	103,915,274